Filed Pursuant to Rule 433

Registration No. 333-223896

C.H. ROBINSON WORLDWIDE, INC.

PRICING TERM SHEET

$600,000,000 4.200% Notes due 2028

April 9, 2018

The information in this pricing term sheet supplements the information in C.H. Robinson Worldwide, Inc.’s preliminary prospectus supplement, dated April 9, 2018 (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Otherwise, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus.

Issuer:	C.H. Robinson Worldwide, Inc.

Expected Ratings*	Baa2 (Moody’s) / BBB+ (S&P) (both stable)

Format:	SEC Registered

Trade Date:	April 9, 2018

Settlement Date:	April 11, 2018 (T+2)

Principal Amount:	$600,000,000

Maturity Date:	April 15, 2028

Benchmark Treasury:	2.750% due February 15, 2028

Benchmark Treasury Price and Yield:	99-20; 2.794%

Spread to Benchmark Treasury:	+ 148 basis points

Yield to Maturity:	4.274%

Price to Public:	99.402%

Gross Proceeds to Issuer:	$596,412,000

Coupon (Interest Rate):	4.200%

Interest Payment Dates:	Semi-annually on each April 15 and October 15 of each year, commencing on October 15, 2018

Optional Redemption—Make-Whole Call:	Prior to January 15, 2028 (three months prior to the Maturity Date), make-whole redemption at the greater of par and a discount rate of T+ 25 basis points

Optional Redemption—Par Call:	On or after January 15, 2028 (three months prior to the Maturity Date)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP Number:	12541WAA8

ISIN Number:	US12541WAA80

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC

Co-Managers:	Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, active joint book-running managers will arrange to send you the prospectus if you request it by calling or e-mailing J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or dg.prospectus_requests@baml.com, or U.S. Bancorp Investments, Inc. toll-free at 877-558-2607.

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